Exhibit 12.1
Panhandle Eastern Pipe Line Company, LP
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)
The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the years ended December 31, 2014 and 2013, the periods from March 26, 2012 to December 31, 2012 and January 1, 2012 to March 25, 2012 and the years ended December 31, 2011 and 2010. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial.
On January 10, 2014, the Company consummated a merger with Southern Union, the indirect parent of the Company, and PEPL Holdings, the sole limited partner of the Company, pursuant to which each of Southern Union and PEPL Holdings, a wholly-owned subsidiary of Southern Union, were merged with and into the Company (the “Panhandle Merger”), with the Company surviving the Panhandle Merger. We have accounted for this transaction as a reorganization of entities under common control; therefore, the consolidated financial statements of the Company were retrospectively adjusted to consolidate Southern Union for all periods.

	Successor			Predecessor
	Years Ended December 31,		Period from Acquisition (March 26, 2012) to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
	2014	2013			2011	2010
Fixed Charges:
Interest expense, net	$66	$111	$131	$50	$217	$210
Net amortization of debt discount, premium and issuance expense	(22)	(28)	(24)	2	6	7
Capitalized interest	2	1	1	—	1	7
Interest charges included in rental expense	1	2	5	2	7	6
Total fixed charges	$47	$86	$113	$54	$231	$230
Earnings:
Income (loss) from continuing operations before income tax expense and noncontrolling interest	$143	$(472)	$50	$45	$294	$278
Less: equity in earnings (losses) of unconsolidated affiliates	(12)	15	(7)	16	99	105
Total earnings	155	(487)	57	29	195	173
Add:
Fixed Charges	47	86	113	54	231	230
Distributed income of equity investees	72	54	6	—	3	4
Less:
Interest capitalized	(2)	(1)	(1)	—	(1)	(7)
Income Available for Fixed Charges	$272	$(348)	$175	$83	$428	$400

Ratio of earnings to fixed charges	5.79	(a)	1.55	1.54	1.85	1.74

(a)
For the year ended December 31, 2013, fixed charges exceeded earnings by $434 million.  In 2013, Panhandle Eastern Pipe Line Company, LP recognized a $689 million goodwill impairment charge associated with the Lake Charles LNG reporting unit.